NIQ Global Intelligence plc

200 West Jackson Boulevard

Chicago, IL 60606

July 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Marion Graham
Matthew Derby

Re:	NIQ Global Intelligence plc
Registration Statement on Form S-1 (File No. 333-288376)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NIQ Global Intelligence plc, an Irish public limited company (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 22, 2025, or as soon as possible thereafter. The Company hereby authorizes Thomas Fraser and Dayna Atkins of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Thomas Fraser or Dayna Atkins of Ropes & Gray LLP, counsel to the Company, at (617) 951-7063 or (617) 235-4137 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

NIQ GLOBAL INTELLIGENCE PLC

By:	/s/ John Blenke
Name:	John Blenke
Title:	Chief Legal Officer and Company Secretary